May 28, 2013

VIA EDGAR

Mr. Duc Dang, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation

Registration Statement on Form S-11

File No. 333-188214

Dear Mr. Dang:

As counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-188214) (the “Registration Statement”) relating to the Company’s proposed initial public offering, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2013 relating to the Registration Statement.

For convenience of reference, each Staff comment contained in your May 17, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you a courtesy copy of this letter and two courtesy copies of the Amendment No. 1 filed on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement file with the Commission on April 29, 2013. The changes reflected in the Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the marked version of the Amendment No. 1. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Duc Dang

United States Securities and Exchange Commission

May 28, 2013

General

1.	We note your response to comment 1 of our letter dated April 10, 2013. We have forwarded your response to the Division of Investment Management for review. Please contact the Division of Investment Management directly and be advised that, with respect to issues relating to the Investment Company Act of 1940, you are responsible for clearing the filing with the Division of Investment Management.

RESPONSE:

The Company acknowledges the Staff’s comment. Prior to requesting acceleration of the effective date of the Registration Statement, the Company will contact the Division of Investment Management directly to clear the filing.

2.	Please tell us if there is any arranged benefit due to the manager for its agreement to pay the entire underwriting discount and structuring fee.

RESPONSE:

The Company advises the Staff there is no arranged benefit due to Cherry Hill Mortgage Management, LLC (the “Manager”) or any of its affiliates for the Manager’s agreement to pay the entire underwriting discount and structuring fee.

Our Initial Portfolio, page 88

3.	We note your response to comment 8 and the disclosure of the participation interest percentages. Please revise to clarify, if true, that you are entitled to only 17 basis points of the excess MSRs from the initial pool. Also, please revise to clarify if the split between basic and excess servicing fees on future pools will be consistent with the split of the initial pool. If not, please discuss how the split is determined and whether it is governed by your strategic alliance agreements.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 2, on page 11, on page 83, and on page 97 of the Registration Statement to clarify that the Company is entitled to only 17 basis points of the excess servicing fee for the initial pool. With respect to the split between the basic servicing fee and the excess servicing fee for future pools, the Company has revised the disclosure on page 99 and on page 100 of the Registration Statement to:

•

clarify that the split for future pools could differ from the split for the Initial Pool, the split for future pools will be agreed upon by the Company and Freedom Mortgage Corporation (“Freedom Mortgage”) prior to entering into future Excess

Mr. Duc Dang

United States Securities and Exchange Commission

May 28, 2013

MSR transactions and the split, along with all other pricing parameters, will be approved by the Company’s independent directors; and

•

clarify that the basic servicing fee to which Freedom Mortgage will be entitled for future pools will represent Freedom Mortgage’s anticipated direct costs of servicing the mortgage loans in the pool, Freedom Mortgage’s sub-servicer oversight costs, if any, and reasonable compensation to be paid to Freedom Mortgage for servicing the mortgage loans in the pool.

4.	Please tell us if the any of the loans in the initial pool are subject to foreclosure.

RESPONSE:

The Company informs the Staff that at March 31, 2013, approximately $23.4 million, or approximately 0.3% of the aggregate UPB, of the loans set aside for the formation of the Initial Pool were in foreclosure. The Company does not anticipate the dollar amount or the percentage of the aggregate UPB of the loans set aside for the formation of the Initial Pool to change materially when the Initial Pool is determined. The Company has revised the disclosure on page 12 and page 98 in response to the Staff’s comment.

5.	We note the revised disclosure of the impact of prepayments on the initial pool since January 31, 2013. Please tell us if you are able to provide the constant prepayment rate for the initial pool. Also, please tell us if the composition of the initial pool’s interest rate terms (e.g., fixed rate, floating rate, and interest only) is relevant to an understanding of the excess MSRs for the initial pool.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 and on page 98 of the Registration Statement to disclose the constant prepayment rate for the mortgage loans set aside for the formation of the Initial Pool for the period from January 31, 2013 through March 31, 2013. In addition, the Company has revised the disclosure on pages 11,12, 97 and 98 of the Registration Statement to clarify that substantially all of the mortgage loans set aside for the formation of the Initial Pool are fully amortizing, fixed rate mortgage loans (approximately 98.8% and 1.2% of the aggregate UPB of the mortgage loans set aside for the formation of the Initial Pool at March 31, 2013 are fully amortizing FRMs and ARMs, respectively). None of the mortgage loans set aside for the formation of the Initial Pool are interest-only loans.

Mr. Duc Dang

United States Securities and Exchange Commission

May 28, 2013

6.	Please tell us if you would be able to determine the yield for your investment in the initial excess MSRs based on your purchase price and your participation interest. If so, clarify if such yield is adjusted for assumptions of prepayments and delinquencies.

RESPONSE:

The Company informs the Staff that the purchase price being paid for the Initial Excess MSRs takes into account the Company’s target yield for its investment in the Initial Excess MSR, which has been risk adjusted for prepayment, recapture and delinquency assumptions with respect to the underlying mortgage loans expected to be in the Initial Pool. The Company notes for the Staff that it intends to disclose actual prepayment, recapture and delinquency rates, on a post-acquisition basis for each pool, in its periodic reports filed with the Commission under the Securities Exchange Act of 1934, as amended. In addition, the Company has revised the disclosure on page 11, on page 30, on page 78, on page 83, and on page 127 of the Registration Statement to summarize the impact if its assumptions are different than expected.

7.	We note the revised disclosure on page 89. Please clarify how, if at all, a mortgage pool’s weighted average interest rate, credit quality, and average principle balance impacts the total MSRs charged to a pool.

RESPONSE:

The Company advises the Staff that a pool’s weighted average interest rate, credit quality and average principal balance does not impact the servicing fees charged to a particular pool. Mortgage servicing spreads are a function of how the underlying mortgage loans have been pooled and sold. For example, servicing fees for mortgage loans that have been pooled and sold into a GSE-guaranteed Agency RMBS are set at 25 basis points. Servicing fees for mortgage loans that have been pooled and sold into a Ginnie Mae-guaranteed Agency RMBS range from 19 basis points to 44 basis points depending on the note rate of the underlying loan and the Agency residential mortgage pass-through certificate for the securitization in which the loan has been pooled and sold.

Management, page 97

8.	We note you identify Jay Lown as your President and Chief Investment Officer in this section. We further note that on page II-4, Signatures, you identify Jeffrey B. Lown II as your President and Chief Investment Officer. Please revise for clarity and consistency.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement for clarity and consistency.

Mr. Duc Dang

United States Securities and Exchange Commission

May 28, 2013

9.	We note your disclosure that your Chief Financial Officer, Martin Levine, served on the board of managers of SouthStar Funding LLC when that company filed a voluntary petition for bankruptcy protection. Please revise your disclosure to provide the date upon which the petition became final.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement to provide the date upon which the petition became final.

10.	Please revise Mr. Levine’s biographical information to provide the dates of his employment with First Town Mortgage, Kaplan Companies, Pan American Properties and Kenneth Leventhal & Company, Coopers and Lybrand and Touche, Ross and Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 110 and page 111 of the Registration Statement to provide the dates of Mr. Levine’s employment with the companies noted above.

Underwriting, page 162

11.	We note you indicate on page 163 that you are party to master repurchase agreements with certain underwriters or their affiliates, that certain of the underwriters and their affiliates also maintain warehouse facilities with Freedom Mortgage and its affiliates, and that certain of the underwriters or their affiliates currently engage in trading activities with Freedom Mortgage. Please revise to identify the underwriters to which you are referring.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Registration Statement to identify the underwriters with certain relationships with the Company and Freedom Mortgage.

Financial Statements

12.	We note your response to our prior comment 22. We will continue to monitor your future amendments for compliance with our comment.

RESPONSE:

The Company has included its audited financial statements in the filing.

Mr. Duc Dang

United States Securities and Exchange Commission

May 28, 2013

Exhibit Index

13.	We note you indicate that all of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

RESPONSE:

The Company acknowledges the Staff’s comment and is filing or will file all required exhibits to the Registration Statement as promptly as possible. In response to the Staff’s comment, the Company advises the Staff that it is providing drafts of the legal and tax opinions as Exhibit A and Exhibit B to this letter.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or David Freed at 212-309-1220.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Mr. Martin Levine

David S. Freed, Esq.

Paul D. Tropp, Esq.

Exhibit A

Draft Legality Opinion of Venable LLP

[LETTERHEAD OF VENABLE LLP]

DRAFT

                    , 2013

Cherry Hill Mortgage Investment Corporation

301 Harper Drive, Suite 110

Moorestown, NJ 08057

Re: Registration Statement on Form S-11 (File No. 333-188214)

Ladies and Gentlemen:

We have served as Maryland counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company having an aggregate gross public offering price of up to $[                    ]. The Shares are covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

4. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions adopted by the Board of Directors of the Company relating to, among other matters, the Charter and the authorization of the sale, issuance and registration of the Shares (the “Board Resolutions”), certified as of the date hereof by an officer of the Company;

7. Resolutions adopted by the sole stockholder of the Company relating to, among other matters, the Charter, certified as of the date hereof by an officer of the Company

8. A certificate executed by an officer of the Company, dated as of the date hereof; and

9. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

Cherry Hill Mortgage Investment Corporation

                    , 2013

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. Prior to the issuance of the Shares, the Charter will be filed with, and accepted for record by, the SDAT.

6. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Cherry Hill Mortgage Investment Corporation

                    , 2013

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Board Resolutions, the Charter and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

Draft Tax Opinion of Hunton & Williams LLP

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 48096.000004

[            ], 2013

Cherry Hill Mortgage Investment Corporation

301 Harper Drive, Suite 110

Moorestown, NJ 08057

Cherry Hill Mortgage Investment Corporation

Qualification as

Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as tax counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), in connection with the preparation of a registration statement on Form S-11 (the “Registration Statement”), as filed with the Securities and Exchange Commission on March 13, 2013, as amended through the date hereof, with respect to the offer and sale of up to [            ] shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”). You have requested our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1.	the Registration Statement and the Prospectus filed as part of the Registration Statement;

2.	the Company’s Charter;

3.	the Amended and Restated Agreement of Limited Partnership of Cherry Hill Operating Partnership, LP (the “Operating Partnership”); and

4.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1. each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. during its short taxable year ending December 31, 2013 and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3. the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4. no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

Cherry Hill Mortgage Investment Corporation

[                    ], 2013

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate and the factual matters discussed in the Prospectus that relate to the Company’s status as a REIT. We are not aware of any facts that are inconsistent with the representations contained in the Officer’s Certificate. Where the factual representations in the Officer’s Certificate involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, and the factual matters discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a) commencing with its short taxable year ending on December 31, 2013, the Company will be organized in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code, and the Company’s organization and proposed method of operation will enable it to qualify as a REIT under the Code for its short taxable year ending December 31, 2013 and thereafter; and

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

Cherry Hill Mortgage Investment Corporation

[                    ], 2013

(b) the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all the facts referred to in this opinion letter or the Officer’s Certificate.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

Cherry Hill Mortgage Investment Corporation

[                    ], 2013

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,